SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                          FORM 8-A

         For Registration of Certain Classes of Securities
           Pursuant to Section 12(b) or (g) of the
             Securities Exchange Act of 1934

                    SOVEREIGN BANCORP, INC.
    -----------------------------------------------------
   (Exact name of registrant as specified in its charter)

     Pennsylvania                             23-2453088
-----------------------                  --------------------
(State of Incorporation                  (I.R.S. Employer
 or organization)                         Identification No.)

          2000 Market Street
       Philadelphia, Pennsylvania                19103
------------------------------------------     ----------
(Address of principal executive offices)       (Zip Code)

Securities to be registered pursuant to Section 12(b) of the
Act:

     Title of each class         Name of each exchange on which
     to be registered            each class is to be registered
 --------------------------      ------------------------------
 Common Stock, no par value         New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this Form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the
Act: Not applicable.



Item 1. Description of Registrant's Securities to be Registered.

General

     Our articles of incorporation authorize the issuance of up to 400,000,000 shares of Common Stock, no par value (the "Common
Stock") and 7,500,000 shares of preferred stock.

Common Stock

     The holders of our Common Stock share ratably in dividends when and if declared by our board of directors from legally available funds. Our declaration and payment of cash dividends depends upon dividend payments by Sovereign Bank, which are our primary source of revenue and cash flow. We are a legal entity separate and distinct from our subsidiaries. Accordingly, our right, and consequently the right of our creditors and shareholders, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that our claims in our capacity as a creditor may be recognized.

     Prior to the issuance of any of our preferred stock that possesses voting rights (see "Preferred Stock" below), the holders of shares of Common Stock will possess exclusive voting rights on matters upon which shareholders have the right to vote. Each holder of shares of our Common Stock has one vote for each share held on matters upon which shareholders have the right to vote. Our shareholders cannot cumulate votes in the election of directors.

     The holders of our Common Stock have no preemptive rights to acquire any additional shares of our Common Stock. In addition, our Common Stock is not subject to redemption.

     Our articles of incorporation authorize our board of directors to issue authorized shares of our Common Stock without shareholder approval.

     In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, holders of our Common Stock share ratably in any of our assets or funds that are available for distribution to shareholders after the satisfaction of our liabilities (or after adequate provision is made therefor) and after payment of any liquidation preferences of any outstanding of our preferred stock.

Preferred Stock

     Our board of directors is authorized to approve the issuance of our preferred stock, without any required approval of shareholders. Our board determines the rights, qualifications, restrictions, and limitations on each series of our preferred stock at the time of issuance. These rights may include rights to participating dividends, voting and convertibility into shares of our Common Stock. Shares of our preferred stock may have dividend, redemption, voting, and liquidation rights taking priority over our Common Stock, and may be convertible into our Common Stock.

Units

     On November 15, 1999, Sovereign Capital Trust II, a special purpose statutory trust, issued 5,750,000 units of trust preferred securities. Each unit consists of:

     * a preferred security having a stated liquidation amount of $50, representing an undivided beneficial ownership interest in the assets of the trust, which assets will consist solely of debentures issued by us; and

     * a warrant to purchase, at any time prior November 20, 2029 (subject to redemption), 5.3355 shares (subject to antidilution adjustments) of our Common Stock.
        The exercise price of the warrants is equal to the accreted value of the preferred securities (subject to antidilution adjustments). The accreted value of a preferred security is equal to the accreted value of a debenture, which is equal to the sum of the initial purchase price of the preferred security component of each unit (i.e. $32.50) plus accrual of the discount (i.e. the difference between the principal amount of $50 payable in respect of a debenture on November 15, 2029 and the initial purchase price), calculated from November 15, 1999 to the date of calculation at the all-in-yield of 11.74% per annum on a quarterly bond equivalent yield basis using a 360-day year of twelve 30-day months until such sum equals $50 on November 15, 2029.

Shareholder Rights Plan

     We maintain a shareholder rights plan designed to protect shareholders from attempts to acquire control of us at an inadequate price. Under the shareholder rights plan, each outstanding share of our Common Stock has attached to it one right to purchase one-hundredth of a share of junior participating preferred stock at an initial exercise price of $40. The rights are not currently exercisable or transferable, and no separate certificates evidencing such rights will be distributed, unless certain events occur.

     A holder can exercise the rights to purchase shares of the junior participating preferred stock if a person, group, or other entity acquires or commences a tender offer or an exchange offer for 9.9% or more of total voting power. A holder can also exercise if our board of directors declares a person or group who has become a beneficial owner of at least 4.9% of our Common Stock or total voting power an "adverse person," as defined in the rights plan, as amended.

     After the rights become exercisable, the rights (other than rights held by a 9.9% beneficial owner or an "adverse person") generally will entitle the holders to purchase either our Common Stock or the common stock of the potential acquiror, in lieu of the junior participating preferred stock, at a substantially reduced price.

     The rights can be redeemed at $.001 per right by majority vote of our "continuing directors," as defined in the rights plan, as amended, and such other vote as required by law or our bylaws at any time until the tenth business day following public announcement that a 9.9% position has been acquired. At any time prior to the date the rights become nonredeemable, our "continuing directors" can extend the redemption period. Rights are not redeemable following an "adverse person" determination.

Special Charter and Pennsylvania Corporate Law Provisions

     Our articles of incorporation and bylaws contain certain provisions which may have the effect of deterring or discouraging, among other things, a nonnegotiated tender or exchange offer for our stock, a proxy contest for control of us, the assumption of control of us by a holder of a large block of our stock and the removal of our management. These provisions:

     * empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are set by our board of directors;

     * divide our board of directors into three classes serving staggered three-year terms;

     * restrict the ability of shareholders to remove directors;

     * require that shares with at least 80% of total voting power approve mergers and other similar transactions with a person or entity holding stock with more than 5% of voting power, if the transaction is not approved, in advance, by our board of directors;

     *  prohibit shareholders' actions without a meeting;

     * require that shares with at least 80%, or in certain instances a majority, of total voting power approve the repeal or amendment of our articles of incorporation;

     * require any person who acquires our stock with voting power of 25% or more to offer to purchase for cash all remaining shares of our voting stock at the highest price paid by such person for shares of our voting stock during the preceding year;

     *  eliminate cumulative voting in elections of directors;

     * require an affirmative vote of at least two-thirds of our total voting power in order for shareholders to repeal or amend our bylaws;

     * require advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders; and

     * provide that officers, directors, employees, agents and person who own 5% or more of the voting securities of any other corporation or other entity that owns 66-2/3% or more of our outstanding voting stock cannot constitute a majority of the members of our board of directors.

     The Pennsylvania Business Corporation Law of 1988 also contains certain provisions applicable to us which may have the effect of impeding a change in control. These provisions, among other things:

     * require that, following any acquisition of 20% of a public corporation's voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from the acquiring person or group in an amount equal to the "fair value" of the shares, including an increment representing a proportion of any value payable for control of the corporation; and

     * prohibit for five years, subject to certain exceptions, a "business combination," which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets, with a shareholder or group of shareholders beneficially owning 20% or more of a public corporation's voting power.

     In 1990, Pennsylvania adopted legislation further amending the Pennsylvania Business Corporation Law of 1988. To the extent applicable to us at the present time, this legislation generally:

     * expands the factors and groups (including shareholders) which our board of directors can consider in determining whether a certain action is in the best interests of the corporation;

     * provides that our board of directors need not consider the interests of any particular group as dominant or controlling;

     * provides that our directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof for actions relating to an acquisition or potential acquisition of control;

     * provides that actions relating to acquisitions of control that are approved by a majority of "disinterested directors" are presumed to satisfy the directors' standard, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

     * provides that the fiduciary duty of our directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

     The 1990 amendments to the Pennsylvania Business
Corporation Law of 1988 explicitly provide that the fiduciary duty of directors does not require directors to:

     * redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

     * render inapplicable, or make determinations under, provisions of the Pennsylvania Business Corporation Law of 1988, relating to control transactions, business combinations, control share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

     * act as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition.

     One of the effects of the 1990 fiduciary duty statutory provisions may be to make it more difficult for a shareholder to successfully challenge the actions of our board of directors in a potential change in control context. Pennsylvania case law appears to provide that the fiduciary duty standard under the 1990 amendments to the Pennsylvania Business Corporation Law of 1988 grants directors the statutory authority to reject or refuse to consider any potential or proposed acquisition of the corporation.

     We opted out of coverage by the "disgorgement" and "control-share acquisition" statutes included in the 1990 legislation, pursuant to a bylaw amendment as permitted by the legislation. To the extent applicable to a Pennsylvania corporation, the "disgorgement" statute generally requires disgorgement by any person or group who or which has acquired or publicly disclosed an intent to acquire 20% or more of a corporation's voting power of any profit realized from the sale of any shares acquired within specified time periods of such acquisition or disclosure if the shares are sold within eighteen months thereafter. The "control share acquisition" statute generally prohibits a person or group who or which exceeds certain stock ownership thresholds (20%, 33-1/3% and 50%) for the first time from voting the "control shares" (i.e., the shares owned in excess of the applicable threshold) unless voting rights are restored by a vote of disinterested shareholders. As a result of our output from coverage for these statutes, neither the "disgorgement" nor the "control share acquisition" statute would apply to a nonnegotiated attempt to acquire control of us, although such an attempt would still be subject to the special charter and other provisions described in the preceding paragraphs. We can reverse this action, and thereby cause the "disgorgement" and "control share acquisition" statutes to apply to an attempt to acquire control of us, by means of an amendment to our bylaws, which could be adopted by our board of directors, without shareholder approval.

Item 2. Exhibits.

3.1 Articles of Incorporation, as amended and restated, of Sovereign Bancorp, Inc. (Incorporated herein by reference to Exhibit 3.1 of the Registrant's
         Registration Statement No. 333-86961 on Form S-3 filed with the Commission on September 13, 1999).

3.2 Bylaws of Sovereign Bancorp, Inc. (Incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual
         Report on Form 10-K for the year ended
         December 31, 1998).

4.1 Amended and Restated Rights Agreement (the "Rights Agreement"), dated as of June 21, 2001, between Sovereign Bancorp, Inc. and Mellon Investor Services LLC (Incorporated herein by reference to Exhibit 4.1 of the Registrant's 8-K/A No. 2 filed July 3, 2001).

4.2 Form of Rights Certificate (Incorporated herein by reference to Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, Rights will not be distributed until after the Distribution Date (as defined in the Rights Agreement).

4.3      Form of Certificate for Common Stock.



                           SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly authorized this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              SOVEREIGN BANCORP, INC.
                              (Registrant)


Date:  July 3, 2001           By:/s/ James D. Hogan
                                  James D. Hogan,
                                  Chief Financial Officer



                          EXHIBIT INDEX

3.1 Articles of Incorporation, as amended and restated, of Sovereign Bancorp, Inc. (Incorporated herein by reference to Exhibit 3.1 of the Registrant's
         Registration Statement No. 333-86961 on Form S-3 filed with the Commission on September 13, 1999).

3.2 Bylaws of Sovereign Bancorp, Inc. (Incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual
         Report on Form 10-K for the year ended
         December 31, 1998).

4.1 Amended and Restated Rights Agreement (the "Rights Agreement"), dated as of June 21, 2001, between Sovereign Bancorp, Inc. and Mellon Investor Services LLC (Incorporated herein by reference to Exhibit 4.1 of the Registrant's 8-K/A No. 2 filed July 3, 2001).

4.2 Form of Rights Certificate (Incorporated herein by reference to Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, Rights will not be distributed until after the Distribution Date (as defined in the Rights Agreement).

4.3      Form of Certificate for Common Stock.